UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Opera Limited

(Name of issuer)

Ordinary Shares, par value $0.0002

(Title of class of securities)

68373M107

(CUSIP number)

Jie Lv

Kunlun Tech Co., Ltd.

Block B, Mingyang International Center, No. 46 Xizongbu Hutong

Dongcheng District, Beijing, People’s Republic of China

+86 138-1135-3317

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68373M107 (Note: This CUSIP number applies to the Issuer’s American Depositary Shares (“ADSs”), which from December 6, 2024 each represent one ordinary share of the Issuer.)

(1)	Names of reporting persons

Hong Kong Kunlun Tech Holding Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐(b) ☐
(3)	SEC use only

(4)	Source of funds (see instructions)

WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or place of organization

Hong Kong
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power

61,567,443
(8)	Shared voting power

0
(9)	Sole dispositive power

61,567,443
(10)	Shared dispositive power

0
(11)	Aggregate amount beneficially owned by each reporting person

61,567,443
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

(13)	Percent of class represented by amount in Row (11)

69.6%*
(14)	Type of reporting person (see instructions)

CO

*	Calculation is based upon 88,480,154 ordinary shares outstanding of the Issuer following the share consolidation of the Issuer effective December 6, 2024

CUSIP No. 68373M107

(1)	Names of reporting persons

Kunlun Group Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐(b) ☐
(3)	SEC use only

(4)	Source of funds (see instructions)

WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or place of organization

Hong Kong
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power

41,885,809
(8)	Shared voting power

0
(9)	Sole dispositive power

41,885,809
(10)	Shared dispositive power

0
(11)	Aggregate amount beneficially owned by each reporting person

41,885,809
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

(13)	Percent of class represented by amount in Row (11)

47.3%*
(14)	Type of reporting person (see instructions)

CO

*	Calculation is based upon 88,480,154 ordinary shares outstanding of the Issuer following the share consolidation of the Issuer effective December 6, 2024.

CUSIP No. 68373M107

(1)	Names of reporting persons

Kunlun Tech Co., Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐(b) ☐
(3)	SEC use only

(4)	Source of funds (see instructions)

WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or place of organization

People’s Republic of China
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power

61,567,443
(8)	Shared voting power

0
(9)	Sole dispositive power

61,567,443
(10)	Shared dispositive power

0
(11)	Aggregate amount beneficially owned by each reporting person

61,567,443
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

(13)	Percent of class represented by amount in Row (11)

69.6%*
(14)	Type of reporting person (see instructions)

CO

*	Calculation is based upon 88,480,154 ordinary shares outstanding of the Issuer following the share consolidation of the Issuer effective December 6, 2024.

CUSIP No. 68373M107

(1)	Names of reporting persons

Yahui Zhou
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐(b) ☐
(3)	SEC use only

(4)	Source of funds (see instructions)

WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or place of organization

People’s Republic of China
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power

61,567,443
(8)	Shared voting power

0
(9)	Sole dispositive power

61,567,443
(10)	Shared dispositive power

0
(11)	Aggregate amount beneficially owned by each reporting person

61,567,443
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

(13)	Percent of class represented by amount in Row (11)

69.6%*
(14)	Type of reporting person (see instructions)

IN

*	Calculation is based upon 88,480,154 ordinary shares outstanding of the Issuer following the share consolidation of the Issuer effective December 6, 2024.

Item 1. Security and Issuer

(a) Title of Class of Securities: Ordinary Shares

(b) Name of Issuer: Opera Limited

(c) Address of Issuer’s Principal Executive Offices: Vitaminveien 4, 0485 Oslo, Norway

Item 1 Comment

This Amendment No. 7 to Schedule 13D (this “Amendment”) hereby amends and supplements the initial Schedule 13D filed with the U.S. Securities and Exchange Commission (“SEC”) on March 6, 2019, as amended on January 13, 2021, November 26, 2021, December 19, 2022, May 16, 2023, July 5, 2023, and Oct 19, 2023 (as so amended, the “Original Schedule 13D”, as amended and supplemented by this Amendment, this “Schedule 13D”), on behalf of each of the Reporting Persons (as defined below) herein.

Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains in effect, and capitalized terms used but not defined herein have the meanings assigned thereto in the Original Schedule 13D.

Item 2. Identity and Background

(a) and (b) Item 2 of the Original Schedule 13D is hereby amended and replaced in its entirety as follows:

This Schedule is being jointly filed by the following persons:

1)
Hong Kong Kunlun Tech Holding Limited, a limited liability company incorporated in Hong Kong (“KTL”), with its registered address at FLAT/RM 3561, 35/F, Central Plaza, 18 Harbour Road, Wanchai, HK, and its principal business in investment holding;

2)
Kunlun Group Limited, a limited liability company incorporated in Hong Kong (“KGL”), with its registered address at RM 3508, 35/F., Central Plaza, 18 Harbour Road, Wanchai, Hong Kong, and its principal business in investment holding;

3)
Kunlun Tech Co., Ltd., a company incorporated in the People’s Republic of China (“KTC”, together with KTL and KGL, the “Kunlun Entities”) and previously named Beijing Kunlun Tech Co., Ltd., with its business address at 46 Xizongbu Hutong, Mingyang International Center, Block B, Dongcheng District, Beijing 100005, People’s Republic of China. KTC is a global internet company listed on the Shenzhen Stock Exchange in January 2015;

4)
Mr. Yahui Zhou, citizen of the People’s Republic of China, chairman of the board of directors and the chief executive officer of the Issuer, with his business address at 10/F, 46 Xizongbu hutong, Mingyang International Center, Block B, Dongcheng District, Beijing 100005, People’s Republic of China;

KTL, KGL, KTC and Mr. Yahui Zhou are collectively referred to as “Reporting Persons.”

(c) The name, business address, present principal occupation or employment and citizenship of the directors, executive officers and control persons of KTL, KGL and KTC as of the date hereof is set forth on Schedule A, Schedule B and Schedule C.

KTL is the holder of the 61,567,443 ordinary shares reported on this Schedule 13D, which amount consists of (i) 54,833,333 ordinary shares and (ii) 6,734,110 ADSs, each representing one ordinary share.

KTL is 68.03% owned by KGL and 31.97% owned by KTC. KGL is wholly owned by KTC.

Mr. Yahui Zhou is the chairman of the board and chief executive officer of the Issuer. He beneficially owns 61,567,443 ordinary shares of the Issuer (consisting of 54,833,333 ordinary shares and 6,734,110 ADSs, each representing one ordinary share, held by KTL, which is indirectly wholly-owned by KTC). Mr. Zhou directly holds 11.77% of the equity interest of KTC and indirectly holds 15.41% through Xinyu Yingrui Century Software R&D Center L.P., a limited partnership established in the People’s Republic of China (“Xinyu Yingrui”), which is co-owned by Mr. Zhou and Ms. Qiong Li. Mr. Zhou, holds 54.8% of the equity interest of Xinyu Yingrui and, as the general partner, has sole decision making authority in terms of how the partnership exercises its ownership rights in KTC.

The number of total outstanding shares of the Issuer as of December 6, 2024 is 88,480,154.

(d)-(e) None of the Reporting Persons and, to the best of their knowledge, the persons listed on Schedule A, Schedule B and Schedule C hereto, has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

The Reporting Persons previously reported their beneficial ownership in the Issuer’s Ordinary Shares on Schedule 13G filed on February 14, 2019.

Item 4. Purpose of the Transaction.

Item 4 of the Original Schedule 13D is hereby amended and replaced in its entirety as follows:

On December 4, 2024, KTL filed a Form 144 Notice of Proposed Sale of up to 2,442,700 ADSs in accordance with Rule 144 at a net price per share of $18.46.

The Reporting Persons intend to monitor and evaluate their investment on an ongoing basis and expect regularly to review and consider alternative ways of maximizing their return on such investment. Subject to applicable securities laws and regulations, market conditions and other factors, the Reporting Persons plan to sell such shares beneficially owned by them at any time and from time to time, in the open market, in a privately negotiated transaction or otherwise, to diversify their investment portfolio.

In exploring ways to maximize the return on its investment, and as part of its ongoing investment activities, the Reporting Persons may engage in discussions with representatives of the Issuer and/or with other holders of the Issuer’s securities and, from time to time, suggest or take a position regarding, or participate in, a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s operations, management, corporate governance, capital structure or its control, strategic alternatives and direction. To facilitate its consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action, before forming any intention to pursue any particular plan or direction.

Other than as set forth in this Amendment No. 7, the Reporting Persons have no present plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and replaced in its entirety as follows:

(a)-(b) The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5.

(c) On December 4, KTL, as the selling shareholder, agreed to sell a total of 2,442,700 ADSs at US$18.46 to an unaffiliated third party in a privately negotiated transaction. The sale was completed on December 6, 2024.

(d) The Reporting Persons have not otherwise transacted in the Issuer’s securities within the prior 90 days. To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 4 is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 6, 2024

Hong Kong Kunlun Tech Holding Limited

By:	/s/ Tian Jin
Name:	Tian Jin
Title:	Director

Kunlun Group Limited

By:	/s/ Tian Jin
Name:	Tian Jin
Title:	Director

Kunlun Tech Co., Ltd.

By:	/s/ Han Fang
Name:	Han Fang
Title:	Director

Yahui Zhou

By:	/s/ Yahui Zhou
Name:	Yahui Zhou

SCHEDULE A

Directors and Executive Officers of Hong Kong Kunlun Tech Holding Limited

The business address of each of the following directors and executive officers is FLAT/RM 3561, 35/F, Central Plaza, 18 Harbour Road, Wanchai, HK.

Directors:

Name	Citizenship
Tian Jin	PRC
Sing Wang	HK
Guang Yang	PRC
Yahui Wang	PRC

Executive Officers:

N/A

SCHEDULE B

Directors and Executive Officers of Kunlun Group Limited.

The business address of each of the following directors and executive officers is RM 3508, 35/F., Central Plaza, 18 Harbour Road, Wanchai, Hong Kong.

Directors:

Name	Citizenship
Tian Jin	PRC
Sing Wang	HK
Guang Yang	PRC
Yahui Wang	PRC

Executive Officers:

N/A

SCHEDULE C

Directors and Executive Officers of Kunlun Tech Co., Ltd.

The business address of each of the following directors is 46 Xizongbu hutong, Mingyang International Center, Block B, Dongcheng District, Beijing 100005, People’s Republic of China.

Directors:

Name	Citizenship
Han Fang	PRC
Jie Lv	PRC
Xiaoyu Liu	PRC
Guoqiang Huang	PRC
Chenyu Zhang	PRC
Shimu Qian	PRC
Donghong Li	PRC

Executive Officers:

Name	Title	Citizenship
Han Fang	General manager	PRC
Jie Lv	Vice general manager, Secretary of the board of directors	PRC
Wei Zhang	Chief financial officer	PRC

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the ordinary shares, par value $0.0002 per share, of Opera Limited, a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

SIGNATURE

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of December 6, 2024.

Hong Kong Kunlun Tech Holding Limited

By:	/s/ Tian Jin
Name:	Tian Jin
Title:	Director

Kunlun Group Limited

By:	/s/ Tian Jin
Name:	Tian Jin
Title:	Director

Kunlun Tech Co., Ltd.

By:	/s/ Han Fang
Name:	Han Fang
Title:	Director

Yahui Zhou

By:	/s/ Yahui Zhou
Name:	Yahui Zhou